UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Celator Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15089R 102

(CUSIP Number)

VALENCE LIFE SCIENCES GP II, LLC

500 PARK AVENUE, 9TH FLOOR

NEW YORK, NY 10022

TELEPHONE: (212) 891-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence Life Sciences GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,438,223 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,438,223(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,223(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 5.5%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)

Although the VLS Filers (as defined below) are jointly filing this Schedule 13D with the CDK Filers (as defined below) and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 1,123,612 shares of Common Stock and 314,611 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by Valence CDK SPV, L.P. (“CDK SPV”).  Valence Life Sciences GP II, LLC (“VLSGP”) is the general partner of each of CDK SPV, Valence Advantage Life Sciences Fund II, LP (“VALSF”) and Valence Advantage Life Sciences Side Fund II, LP (“VALSSF” and, collectively with CDK SPV and VALSF, the “VLS Funds”) and may be deemed to share voting and dispositive power with each of the VLS Funds with respect to the shares held directly by such VLS Fund. The VLS Funds, VLSGP and Eric W. Roberts are collectively referred to herein as the “VLS Filers”.

(3)

This percentage is calculated based upon 26,026,793 shares of Celator Pharmaceuticals, Inc.’s (the “Issuer’s”) Common Stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence CDK SPV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,438,223(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,438,223(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,223(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 5.5%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)

Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 1,123,612 shares of Common Stock and 314,611 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by CDK SPV.  VLSGP is the general partner of CDK SPV and may be deemed to share voting and dispositive power with respect to the shares held directly by CDK SPV.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding as of November 6, 2013 as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence Advantage Life Sciences Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence Advantage Life Sciences Side Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Eric W. Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 204,526 (2)

	8.	Shared Voting Power 1,438,223 (3)

	9.	Sole Dispositive Power 204,526 (2)

	10.	Shared Dispositive Power 1,438,223(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,642,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 6.2%(4)

14.	Type of Reporting Person (See Instructions) IN

(1)

Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 159,786 shares of Common Stock and 44,740 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by Mr. Roberts.

(3)

Consists of 1,123,612 shares of Common Stock and 314,611 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by CDK SPV.  VLSGP is the general partner of each of the VLS Funds and may be deemed to share voting and dispositive power with each of the VLS Funds with respect to the shares held directly by such VLS Fund.  Eric Roberts is the sole manager of VLSGP and may be deemed to share voting and dispositive power with VLSGP and the VLS Funds with respect to the shares held directly by such VLS Fund.

(4)

This percentage is calculated based upon 26,026,793 shares of the “Issuer’s Common Stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons CDK Associates LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,875,480(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,875,480(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,480(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 10.8%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)

Although the CDK Filers (as defined below) are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the VLS Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 2,246,469 shares of Common Stock and 629,011 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK Associates LLC (“CDK”).  Caxton Corporation (“Caxton”) is the manager of CDK, and Bruce Kovner (“Kovner” and, collectively with CDK and Caxton, the “CDK Filers”) is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Caxton Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,875,480(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,875,480(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,480(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 10.8%(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the VLS Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 2,246,469 shares of Common Stock and 629,011 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Bruce Kovner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,875,480(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,875,480(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,480(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 10.8%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer’s Common Stock held by the VLS Filers and further represent that they have no voting or dispositive powers over such shares.

(2)

Consists of 2,246,469 shares of Common Stock and 629,011 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(3)

This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

Explanatory Note

This Amendment No. 1 to the Schedule 13D amends that certain Schedule 13D originally filed by certain of the Filing Persons (as defined herein) on May 9, 2013 (the “Original Schedule 13D”). Except as specifically amended hereby, the Original Schedule 13D remains in full force and effect.

Item 2.                                 Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirely as follows:

(a)  The persons filing this Schedule 13D are Valence Advantage Life Sciences Fund II, LP (“VALSF”), Valence Advantage Life Sciences Side Fund II, LP (“VALSSF”), Valence CDK SPV, LP (“CDK SPV” and, collectively with VALSF and VALSSF, the “VLS Funds”), Valence Life Sciences GP II, LLC (“VLSGP”), Eric W. Roberts (“Roberts” and, collectively with VLSGP and the VLS Funds, the “VLS Filers”), CDK Associates, LLC (“CDK”), Caxton Corporation (“Caxton”) and Bruce Kovner (“Kovner” and, collectively with CDK and Caxton, the “CDK Filers”).  VLSGP is the general partner of each of the VLS Funds and Roberts is the sole manager of VLSGP.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Collectively, the VLS Filers and the CDK Filers are referred to herein as the “Filing Persons.”

(b)  The address of the principal place of business of each of the VLS Filers is 500 Park Avenue, 9th Floor, New York, NY 10022.  The address of the principal place of business of each of the Caxton Filers is 731 Alexander Road, Bldg. 2, Princeton, New Jersey 08540.

(c)  The principal business of each of the Filing Persons is investments.

(d)  During the last five years, none of the Filing Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Roberts and Kovner are United States citizens and each of the other Filing Persons is a Delaware limited partnership, limited liability company or corporation, as applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each natural person serving as a director, manager or executive officer (collectively, the “Listed Individuals”) of each corporate, limited liability company or partnership Filing Person is set forth on Schedule 1 hereto.  The information listed on Schedule 1 hereto is incorporated by reference herein.  During the last five years, to the best of the Filing Persons’ knowledge, none of the Listed Individuals have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby and supplemented by adding the following at the end thereof:

In connection with the dissolution of VALSF and a distribution in kind effected by VALSSF, on February 6, 2014, VALSF and VALSSF distributed all of the Warrants, and on February 10, 2014, VALSF and VALSSF distributed all of the shares of Common Stock, they previously held to their respective partners.  Certain of the limited partners of VALSF, in turn, contributed the securities that they received from VALSF to CDK SPV.  By virtue of the foregoing distributions, Eric W. Roberts received an aggregate of 159,786 shares of Common Stock and warrants to purchase an aggregate of 44,740 shares of Common Stock.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirely as follows:

(a)(b)  The Filing Persons collectively beneficially own an aggregate of 4,518,229 shares of Common Stock, including an aggregate of 988,362 shares of Common Stock issuable within 60 days of the date of this filing upon the exercise of Warrants, representing 16.7% of the outstanding Common Stock of the Issuer, based on 26,026,793 shares outstanding, adjusted in accordance with Rule 13d-3(d)(1) under the Exchange Act.  The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Filing Persons is provided as of the date of this filing:

Filing Person	Shares Held Directly	Shares Issuable Upon Exercise of Warrants Held Directly(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VLSGP(3)	0	0	0	1,438,223	0	1,438,223	1,438,223	5.5%
CDK SPV	1,123,612	314,611	0	1,438,223	0	1,438,223	1,438,223	5.5%
VALSF	0	0	0	0	0	0	0	0.0%
VALSSF	0	0	0	0	0	0	0	0.0%
Eric W. Roberts(4)	159,786	44,740	204,526	1,438,223	204,526	1,438,223	1,642,749	6.2%
CDK	2,246,469	629,011	0	2,875,480	0	2,875,480	2,875,480	10.8%
Caxton(5)	0	0	0	2,875,480	0	2,875,480	2,875,480	10.8%
Bruce Kovner(5)	0	0	0	2,875,480	0	2,875,480	2,875,480	10.8%

(1)      Comprised of shares of Common Stock issuable upon exercise of Warrants held by the Filing Person and exercisable within 60 days of the date of this filing.

(2)      This percentage is calculated based upon 26,026,793 shares of the Issuer’s Common Stock outstanding, as of November 6, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 12, 2013, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3)      VLSGP is the general partner of CDK SPV and may be deemed to share voting and dispositive power with Roberts and CDK SPV with respect to the shares held directly by CDK SPV.

(4)  Subsequent to the filing of the Original Schedule 13D, the managers of VLSGP, with the exception of Eric W. Roberts, resigned from their positions. As a result, as of the date of this filing, Mr. Roberts may be deemed to share power to direct the voting and disposition of securities held by CDK SPV with VLSGP and CDK SPV.

(5)      The securities are held directly by CDK.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(c)       The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.  There were no other transactions in the Common Stock by the Filing Persons in the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

Item 7.                                 Material to Be Filed as Exhibits

A.*                             Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

B.*                             Form of Registration Rights Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

C.*                             Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

D.                                    Agreement regarding filing of joint Schedule 13D.

E.*                              Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2014

VALENCE LIFE SCIENCES GP II, LLC		CDK ASSOCIATES LLC

		By:	Caxton Corporation,
By:	/s/ Eric W. Roberts		its Manager
Name: Eric W. Roberts
Title: Managing Member
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
VALENCE CDK SPV, LP			Title: Chief Compliance Officer

By:	Valence Life Science GP II, LLC,
its General Partner

By:	/s/ Eric W. Roberts
Name: Eric W. Roberts
Title: Managing Member

VALENCE ADVANTAGE LIFE SCIENCES FUND II, L.P.		CAXTON CORPORATION

By:	Valence Life Sciences GP II, LLC,
its General Partner
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
By:	/s/ Eric W. Roberts		Title: Chief Compliance Officer
Name: Eric W. Roberts
Title: Managing Member

VALENCE ADVANTAGE LIFE SCIENCES SIDE FUND II, L.P.		BRUCE KOVNER

By:	Valence Life Sciences GP II, LLC,
its General Partner
/s/ Heath Weisberg
Name: Heath Weisberg
By:	/s/ Eric W. Roberts		Title: Attorney-in-Fact
Name: Eric W. Roberts
Title: Managing Member

/s/ Eric W. Roberts
ERIC W. ROBERTS

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Individual Directors, Managers and Executive Officers of Corporate, Limited Liability Company and Partnership Filing Person

Manager of VLSGP:

Eric W. Roberts

c/o Valence Life Sciences LLC

500 Park Avenue, 94h Floor

New York, NY 10022

Principal Occupation:  Manager of the general partner of Valence Advantage Life Sciences Fund II, LP and Valence Advantage Life Sciences Side Fund II, LP

Citizenship:  USA

Directors and Executive Officers of Caxton Corporation:

Bruce S. Kovner

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Investor

Citizenship:  USA

Peter D’Angelo

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Investor

Citizenship:  USA

Karen Cross

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Chief Financial Officer

Citizenship:  USA

Heath Weisberg

c/o Caxton Corporation

731 Alexander Road, Bldg. 2

Princeton, New Jersey 08540

Principal Occupation:  Attorney

Citizenship:  USA

EXHIBIT INDEX

A.*                             Form of Securities Purchase Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

B.*                             Form of Registration Rights Agreement by and among the Issuer and certain purchasers, dated April 29, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

C.*                             Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 3, 2013 (SEC File No. 000-54852)).

D.                                    Agreement regarding filing of joint Schedule 13D.

E.*                              Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).

* Previously filed